Xinyuan Real Estate Co., Ltd. Announces Land Acquisitions

--Three New Projects in Zhengzhou region; One New Project in Suzhou--

BEIJING, September 30, 2013 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), a residential real estate developer with a focus on high growth cities in China, today announced that it has recently acquired four land parcels via auction.

The first parcel of land offers a total site area of approximately 114,624 square meters and is located in Suzhou, Jiangsu Province. Xinyuan paid a total of RMB1 billion (approximately US$163 million) for the land use rights for the parcel. The Company plans to develop residential apartments for a total estimated gross floor area of approximately 171,936 square meters and the average floor price is approximately RMB5,816 per square meter.

The second parcel of land offers a total site area of approximately 47,710 square meters and is located in Xingyang, Henan Province, a county-level city located 15 kilometers in the west of Zhengzhou, capital of Henan Province. Xinyuan paid a total of RMB116.55 million (approximately US$19 million) for the land use rights for the parcel. The Company mainly intends to develop high rise residential apartments for a total estimated gross floor area of approximately 119,275 square meters. The average floor price is approximately RMB977 per square meter.

The third and fourth land parcels are adjacent to one another in the Er Qi District of Zhengzhou, which is located near the south 4th ring road of the city. The Company expects to develop the two parcels of land as one project for a total site area of approximately 84,387 square meters. Xinyuan paid a total of RMB321 million (approximately US$52 million) for the land use rights for the project. The Company plans to develop both commercial property and residential apartments on this project with an estimated total gross floor area of approximately 293,380 square meters. The average floor price is approximately RMB1,094 per square meter.

Mr. Yong Zhang, Chairman and Chief Executive Officer of Xinyuan, commented, “We have been quite active in recent months evaluating land purchase opportunities and are pleased to have secured four new parcels of land for development. We have strong development project experience in the Zhengzhou and Suzhou regions and are confident these new projects can generate strong investment returns for our shareholders. These new projects increase our project under planning inventory and are expected to contribute to our revenue stream for the next several years. As Xinyuan has dramatically increased its cash position via strong operational performance over the last year coupled with recent financial transactions, we are now utilizing the capital on our balance sheet to work on these exciting new projects and believe they can contribute favorably to Xinyuan’s revenue and profit growth moving forward. We plan to remain active evaluating additional land purchase opportunities in 2013 and look forward to providing our shareholders with updates as we progress in the months ahead.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, Zhengzhou, Ji’nan, Suzhou, Kunshan, Xuzhou, Chengdu and Hefei. The Company's U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012.  Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://en.xyre.com/ir.html.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2012. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Helen Zhang
Financial Controller
Tel: +86 (10) 8588-9255
Email: yuan.z@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com